SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                    Maxus Real Property Investors-Four, L.P.
                       (Name of Subject Company (Issuer))

          Maxus Real Property Investors-Four, L.P. (Offeror and Issuer)
(Names of Filing Persons(Identifying status as offeror, issuer or other person))

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                          -----------------------------

                    Maxus Real Property Investors-Four, L.P.
                           Attn: Christine A. Robinson
                                 104 Armour Road
                        North Kansas City, Missouri 64116
                                 (816) 303-4500
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Scott M. Herpich, Esq.
                               Lathrop & Gage L.C.
                        2345 Grand Boulevard, Suite 2400
                        Kansas City, Missouri 64108-2684
                                 (816) 460-5806

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
|   Transaction Valuation: $607,500   |   Amount of Filing Fee                 |
|   2,025 Limited Partnership Units   |   $122.00                              |
|   at $300 per Unit (a)              |                                        |
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited partnership units.

(b) Calculated as 1/50th of 1% of the Transaction Value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

     Amount Previously Paid:     $122.00
     Form or Registration No.:   Schedule TO-I
     Filing Party:               Maxus Real Property Investors - Four L.P.
     Date Filed:                 April 20, 2001

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to rule 14d-1.

     [X]  issuer tender offer subject to rule 13e-4.

     [ ]  going private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

   This Amendment No. 1 to the Schedule TO relates to an Offer to Purchase dated April 20, 2001 (the "Offer") by Maxus Real Property Investors-Four, L.P. a Missouri limited partnership (the "Partnership" or the "Offeror"), as amended by Amendment No. 1 to Offer to Purchase dated May 8, 2001 ("Amendment No. 1"), to purchase up to 2,025 limited partnership units in the Partnership. Information in the Offer to Purchase is incorporated herein by reference.

Item 1.  Summary Term Sheet

   The information set forth in "Summary Term Sheet" of the Offer to Purchase and in Amendment No. 1 is incorporated herein by reference.

Item 4.  Terms of the Transaction

   (a) The information set forth in "Summary Term Sheet," "Introduction," "Section 2, Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price," "Section 8, Purpose of the Offer; Effects of the Offer," "Section 9, Source and Amount of Funds," and "Section 11, Certain Transactions with Affiliates" of the Offer to Purchase and in Amendment No. 1 is incorporated herein by reference.

   (b) Units will not be purchased from any officer, director or affiliate of the subject company.

Item 11.  Additional information

   (a) The information set forth in "Section 11, Certain Transactions with Affiliates" is incorporated herein by reference.

   (b) Not applicable.

Item 12.  Material to be filed as Exhibits.

   (a)(6)  Form of Amendment No. 1 to Offer to Purchase dated May 8, 2001.

   (a)(7)  Appraisal of Mainland Valuation Services dated October 7, 2000.

   (b)     None.

   (d)     None.

   (g)     None.

   (h)     None.

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                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2001                     MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.,
                                       a Missouri limited partnership

                                       By: Maxus Capital Corp,
                                           General Partner

                                           By: /s/ David L. Johnson
                                           Name:   David L. Johnson
                                           Title:  Chairman and
                                                   Executive Vice President

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

                                    EXHIBITS

Exhibit Number             Description
--------------             -----------

(a)(6)                     Form of  Amendment  No. 1 to Offer to Purchase  dated
                           May 8, 2001.

(a)(7)                     Appraisal  of  Mainland   Valuations  Services  dated
                           October 7, 2000.

(b)                        None.

(d)                        None.

(g)                        None.

(h)                        None.

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